THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (II) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR (III) SUCH SECURITIES ARE SOLD IN CANADA PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [_________________________].

WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [__________________________________].

[FURTHER, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S.  PERSONS (AS DEFINED IN REGULATION S UNDER THE ACT) (I) AS PART OF THEIR DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL THE EXPIRATION OF THE APPLICABLE RESTRICTED PERIOD AS DETERMINED IN ACCORDANCE WITH REGULATION S, EXCEPT IN EITHER CASE IN ACCORDANCE WITH REGULATION S UNDER THE ACT.  IN ADDITION, NO HEDGING TRANSACTION MAY BE CONDUCTED WITH RESPECT TO THESE SHARES UNLESS SUCH TRANSACTIONS ARE IN COMPLIANCE WITH THE ACT.] [TO BE INSERTED INTO WARRANTS HELD BY FOREIGN INVESTORS.]

THIS WARRANT SHALL BE VOID AFTER 5:00 P.M. EASTERN TIME ON [OCTOBER __, 2007] (the “EXPIRATION DATE”).

No. _____________

STORM CAT ENERGY CORPORATION

WARRANT TO PURCHASE [_____________] COMMON SHARES

For VALUE RECEIVED, [____________________] (“Warrantholder”), is entitled to purchase, subject to the provisions of this Warrant, from Storm Cat Energy Corporation, a company incorporated under the laws of the Province of British Columbia, Canada (“Company”), at any time beginning October [__], 2005 and not later than 5:00 P.M., Eastern time, on the Expiration Date (as defined above) (the “Exercise Period”), at an exercise price per share initially equal to US$[_____] (the exercise price in effect being herein called the “Warrant Price”), ______ common shares (“Warrant Shares”), without par value per share (“Common Shares”).  The number of Warrant Shares purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as described herein.

Section .

Registration.  The Company shall maintain books for the transfer and registration of the Warrant.  Upon the initial issuance of this Warrant, the Company shall issue and register the Warrant in the name of the Warrantholder.  The Company may deem and treat the registered holder of the Warrant as the absolute owner hereof for the purpose of any exercise or any distribution to such holder and for all other purposes, absent actual notice to the contrary.

Section .

Exercise of Warrant.  (a) Subject to the provisions hereof, the Warrantholder may exercise this Warrant in whole or in part at any time during the Exercise Period upon surrender of the Warrant, together with delivery of the duly executed Warrant exercise form attached hereto as Appendix A (the “Exercise Agreement”) and payment by cash, certified check or wire transfer of funds for the aggregate Warrant Price for that number of Warrant Shares then being purchased, to the Company during normal business hours on any business day at the Company’s principal executive offices (or such other office or agency of the Company as it may designate by notice to the Warrantholder).  The Warrant Shares so purchased shall be deemed to be issued to the Warrantholder or the Warrantholder’s designee, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered (or the Warrantholder shall have delivered evidence of loss, theft or destruction thereof and security or indemnity satisfactory to the Company), the Warrant Price shall have been paid and the completed Exercise Agreement shall have been delivered.  Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement shall be delivered to the Warrantholder within a reasonable time, not exceeding three (3) business days, after this Warrant shall have been so exercised.  The certificates so delivered shall be in such denominations as may be requested by the Warrantholder and shall be registered in the name of the Warrantholder or such other name as shall be designated by the Warrantholder.  If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the Warrantholder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised.  As used herein, “business day” means a day, other than a Saturday or Sunday, on which banks in New York City and Vancouver, British Columbia are open for the general transaction of business.

(b)

Notwithstanding anything herein to the contrary, in no event shall the Warrantholder be entitled to exercise any portion of this Warrant in excess of that portion of this Warrant upon exercise of which the sum of (1) the number of Common Shares beneficially owned by the Warrantholder and its Affiliates (other than Common Shares which may be deemed beneficially owned through the ownership of the unexercised portion of this Warrant or the unexercised or unconverted portion of any other security of the Warrantholder subject to a limitation on conversion analogous to the limitations contained herein) and (2) the number of Common Shares issuable upon the exercise of the portion of this Warrant with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Warrantholder and its Affiliates of more than 9.99% of the then outstanding Common Shares. As used herein, the term “Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act of 1933, as amended.   For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso.  The Warrantholder may waive the limitations set forth herein by sixty-one (61) days written notice to the Company.

Section 3.

Compliance with the Securities Act of 1933. Except as provided in the Purchase Agreement, dated October 19, 2005, among the Company and the Investors named therein, the Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or similar legend on any security issued or issuable upon exercise of this Warrant, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

Section 4.

Payment of Taxes.  The Company will pay any documentary stamp taxes attributable to the initial issuance of Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for Warrant Shares in a name other than that of the Warrantholder in respect of which such shares are issued, and in such case, the Company shall not be required to issue or deliver any certificate for Warrant Shares or any Warrant until the person requesting the same has paid to the Company the amount of such tax or has established to the Company’s reasonable satisfaction that such tax has been paid.  The Warrantholder shall be responsible for income taxes due under federal, state or other law, if any such tax is due.

Section 5.

Mutilated or Missing Warrants.  In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen or destroyed Warrant, reasonable indemnity or bond with respect thereto, if requested by the Company.

Section 6.

Reservation of Common Shares.  The Company hereby represents and warrants that there has been reserved, and the Company shall at all applicable times keep reserved until issued (if necessary) as contemplated by this Section 6, out of the authorized and unissued Common Shares, sufficient shares to provide for the exercise of the rights of purchase represented by this Warrant.  The Company agrees that all Warrant Shares issued upon due exercise of the Warrant shall be, at the time of delivery of the certificates for such Warrant Shares, duly authorized, validly issued, fully paid and non-assessable Common Shares of the Company.

Section 7.

Adjustments.  Subject and pursuant to the provisions of this Section 7, the Warrant Price and number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

(a)

If the Company shall, at any time or from time to time while this Warrant is outstanding, pay a dividend or make a distribution on its Common Shares in Common Shares, subdivide its outstanding shares of Common Shares into a greater number of shares or combine its outstanding Common Shares into a smaller number of shares or issue by reclassification of its outstanding Common Shares any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then the number of Warrant Shares purchasable upon exercise of this Warrant and the Warrant Price in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the Warrantholder thereafter exercising this Warrant shall be entitled to receive the number of Common Shares or other capital stock which the Warrantholder would have received if this Warrant had been exercised immediately prior to such event upon payment of a Warrant Price that has been adjusted to reflect a fair allocation of the economics of such event to the Warrantholder.  Such adjustments shall be made successively whenever any event listed above shall occur.

(b)

If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each Warrantholder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Warrantholder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Warrant Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof.  The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Warrantholder, at the last address of the Warrantholder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Warrantholder may be entitled to purchase, and the other obligations under this Warrant.  The provisions of this paragraph (b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

(c)

In case the Company shall fix a payment date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 7(a)), or subscription rights or warrants, the Warrant Price to be in effect after such payment date shall be determined by multiplying the Warrant Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of Common Shares outstanding multiplied by the Market Price per Common Share immediately prior to such payment date, less the aggregate fair market value (as determined by the Company’s Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of Common Shares outstanding multiplied by such Market Price per Common Share immediately prior to such payment date.  “Market Price” as of a particular date (the “Valuation Date”) shall mean the following: (a) if the Common Shares are then listed on a national stock exchange, the Market Price shall be the average of the closing sale price of one Common Share on such exchange on the five (5) trading days prior to the Valuation Date, provided that if the Common Shares have not traded in the prior five (5) trading sessions, the Market Price shall be the average closing sale price of the Common Shares in the most recent five (5) trading sessions during which the Common Shares have traded; (b) if the Common Shares are then quoted on The Nasdaq Stock Market, Inc. (“Nasdaq”), the National Association of Securities Dealers, Inc. OTC Bulletin Board (the “Bulletin Board”) or such similar exchange or association, the Market Price shall be the average of the closing sale price of one Common Share on Nasdaq, the Bulletin Board or such other exchange or association on the five (5) trading days prior to the Valuation Date, provided that if the Common Shares have not traded in the prior five (5) trading sessions, the Market Price shall be the average closing sale price of the Common Shares in the most recent five (5) trading sessions during which the Common Shares have traded; or (c) if the Common Shares are not then listed on a national stock exchange or quoted on Nasdaq, the Bulletin Board or such other exchange or association, the fair market value of one Common Share as of the Valuation Date, shall be determined in good faith by the Board of Directors of the Company and the Warrantholder.  If the Common Shares are not then listed on a national securities exchange, the Bulletin Board or such other exchange or association, the Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Warrantholder prior to the exercise hereunder as to the fair market value of a Common Share as determined by the Board of Directors of the Company.  In the event that the Board of Directors of the Company and the Warrantholder are unable to agree upon the fair market value in respect of paragraph (c) hereof, the Company and the Warrantholder shall jointly select an appraiser, who is experienced in such matters.  The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne equally by the Company and the Warrantholder.  Such adjustment shall be made successively whenever such a payment date is fixed.

(d)

An adjustment to the Warrant Price shall become effective immediately after the payment date in the case of each dividend or distribution referred to in paragraph (c) hereof and immediately after the effective date of each other event referred to in paragraphs (a) or (b) hereof which requires an adjustment.

(e)

In the event that, as a result of an adjustment made pursuant to this Section 7, the Warrantholder shall become entitled to receive any shares of capital stock of the Company other than Common Shares, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in this Warrant.

Section 8.

Fractional Interest.  The Company shall not be required to issue fractions of Warrant Shares upon the exercise of this Warrant.  If any fractional share of Common Shares would, except for the provisions of the first sentence of this Section 8, be deliverable upon such exercise, the Company, in lieu of delivering such fractional share, shall pay to the exercising Warrantholder an amount in cash equal to the Market Price of such fractional Common Share on the date of exercise.

Section 9.

Benefits.  Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder.

Section 10.

Notices to Warrantholder.  Upon the happening of any event requiring an adjustment of the Warrant Price, the Company shall promptly give written notice thereof to the Warrantholder at the address appearing in the records of the Company, stating the adjusted Warrant Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.  Failure to give such notice to the Warrantholder or any defect therein shall not affect the legality or validity of the subject adjustment.

Section 11.

Identity of Transfer Agent.  The Transfer Agent for the Common Shares is Pacific Corporate Trust Company.  Upon the appointment of any subsequent transfer agent for the Common Shares or other shares of the Company’s capital stock issuable upon the exercise of the rights of purchase represented by the Warrant, the Company will mail to the Warrantholder a statement setting forth the name and address of such transfer agent.

Section 12.

Notices.  Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given as hereinafter described on the earlier of (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by facsimile or electronic mail, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three (3) days after such notice is deposited in first class mail, postage prepaid, (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one business day after delivery to such carrier, and (v) upon actual receipt by the party to whom the notice is required to be given.  All notices shall be addressed as follows: if to the Warrantholder, at its address as set forth in the Company’s books and records and, if to the Company, at the address as follows, or at such other address as the Warrantholder or the Company may designate by ten (10) days’ advance written notice to the other:

If to the Company:

Storm Cat Energy Corporation

1400 16th Street; Suite 510

Denver, CO 80202

Attn: J. Scott Zimmerman

Fax:  (303) 991-9773

With a copy to:

Hogan & Hartson L.L.P.

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, CO 80202

Attn: Richard J. Mattera

Fax:  (303) 899-7333

And to:

Bull, Housser & Tupper LLP

Suite 3000 Royal Centre

1055 West Georgia Street

Vancouver, British Columbia

Attn: David M. Hunter

Fax: (604) 646-2634

Section 13.

Registration Rights.  The initial Warrantholder is entitled to the benefit of certain registration rights with respect to the Common Shares issuable upon the exercise of this Warrant as provided in that certain Registration Rights Agreement, dated as of even date hereof, by and among the Company and the Investors named therein, and any subsequent Warrantholder may be entitled to such rights.

Section 14.

Successors.  All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.

Section 15.

Assignment.  Subject to restrictions on transfer described in the restrictive legends set out on face page of this Warrant and otherwise imposed under securities laws applicable to the Company and the Warrantholder, the Warrantholder may transfer its rights hereunder, in whole or in part, to any other person provided that written notice is given to the Company of any such transfer and such transfer is in accordance with applicable law and the legends contained on the first page of this Warrant.  Upon receipt by the Company of notice by the Warrantholder of a transfer of any portion of this Warrant in accordance with the preceding sentence, the Company shall promptly deliver to a transferee a Warrant in the form hereof exercisable for the number of Warrant Shares the right of which to purchase has been transferred.  Notwithstanding anything contained herein to the contrary, the Warrantholder that is a corporation, a partnership or a limited liability company, may distribute any portion of this Warrant to its respective shareholders, partners or members.

Section 16.

Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Warrant shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law provisions thereof.  The Company and, by accepting this Warrant, the Warrantholder, each irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Warrant and the transactions contemplated hereby.  Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Warrant.  The Company and, by accepting this Warrant, the Warrantholder, each irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court.  The Company and, by accepting this Warrant, the Warrantholder, each irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  EACH OF THE COMPANY AND, BY ITS ACCEPTANCE HEREOF, THE WARRANTHOLDER HEREBY WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS WARRANT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

Section 17.

No Rights as Stockholder.  Prior to the exercise of this Warrant, the Warrantholder shall not have or exercise any rights as a stockholder of the Company by virtue of its ownership of this Warrant.

Section 18.

Modification and Waiver.  This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the Company and the then current Warrantholder, and such change, waiver, discharge or termination shall be binding on all future Warrantholders.

Section 19.

Section Headings.  The section headings in this Warrant are for the convenience of the Company and the Warrantholder and in no way alter, modify, amend, limit or restrict the provisions hereof.

-#-

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, as of the ___ day of October, 2005.

STORM CAT ENERGY CORPORATION

By:___________________________

Name:

Title:

-#-

APPENDIX A

EXERCISE FORM

TO:

Storm Cat Energy Corporation

c/o Pacific Corporate Trust Company
625 Howe Street, 10th Floor,

Vancouver, British Columbia

V6C 3B8

Attention:

Stock Transfer Department

In connection with that certain Storm Cat Energy Corporation Warrant to Purchase [        ] Common Shares, dated as of October [19], 2005 (the “Warrant”), held by [     ] (the “Warrantholder”) and entitling the Warrantholder to purchase [

] common shares (the “Warrant Shares”) of the Storm Cat Energy Corporation (the “Company”), without par value per share, at an exercise price of US$[

          ], the Warrantholder hereby exercises _____________ Warrant Shares (the “Exercised Warrant Shares”) issuable pursuant to said Warrant.

The Warrantholder represents and warrants that it:  [check one only]

__

A.

is not in the United States or a U.S. Person as defined in Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and is not exercising the Exercised Warrants Shares for the account or benefit of a U.S. Person or a person in the United States;

__

B.

is an original subscriber of the Warrants who was in the United States or was a US Person at the time of the original subscription for Warrants and each of the representations and warranties made by the Warrantholder in the Purchase Agreement, dated as of October [19], 2005, among the Company, the Warrantholder and the other investors named therein, are true and correct on the date hereof; or

__

C.

the undersigned is delivering a written opinion of U.S. Counsel to the effect that the Warrant and the Exercised Warrant Shares have been registered under the U.S. Securities Act or are exempt from registration thereunder.

The Warrantholder understands that the certificate representing the Exercised Warrant Shares will bear a legend restricting the transfer without registration under the U.S. Securities Act and applicable state securities laws in the following form:

“THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (II) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR (III) SUCH SECURITIES ARE SOLD IN CANADA PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [                ].

WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [      ].

In addition, if Box A is checked, the following language shall be added to the legend noted above:

FURTHER, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S.  PERSONS (AS DEFINED IN REGULATION S UNDER THE ACT) (I) AS PART OF THEIR DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL THE EXPIRATION OF THE APPLICABLE RESTRICTED PERIOD AS DETERMINED IN ACCORDANCE WITH REGULATION S, EXCEPT IN EITHER CASE IN ACCORDANCE WITH REGULATION S UNDER THE ACT.  IN ADDITION, NO HEDGING TRANSACTION MAY BE CONDUCTED WITH RESPECT TO THESE SHARES UNLESS SUCH TRANSACTIONS ARE IN COMPLIANCE WITH THE ACT.”

The Warrantholder hereby irrevocably directs that the said Exercised Warrant Shares be issued and delivered as follows:

Name(s) in Full	Address(es) (include Postal/Zip Code)	Numbers(s) of Common shares

(Please print in full the name in which certificates are to be issued.  If any of the securities are to be issued to a person or persons other than the Warrantholder, then the Transfer of Warrants form must be completed and the transferee and the Warrantholder must pay to the Company all eligible transfer taxes or other government charges.)

DATED this ______ day of ________________, _____________.

__________________________	____________________________
Witness or Signature Guarantee*	Signature of Warrantholder

____________________________
Name of Warrantholder

__________________________
Address of Warrantholder

*  If the underlying securities are to be issued to a person other than the Warrantholder then the signature must be guaranteed by a Schedule I Canadian Chartered Bank or a guarantee under the North American STAMP, SEMP or MSP Medallion Programs.

__

Please check box if these certificates are to be delivered to the office where this Warrant Certificate is surrendered, failing which the certificates will be mailed to the address shown on the Company’s register for the Warrant.

APPENDIX B

TRANSFER OF WARRANTS

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

________________________________________________________________________

(name)

(the “transferee”)

________________________________________________________________________

(address)

_______________ of the Warrant Shares registered in the name of the undersigned represented by the within certificate.

The undersigned hereby certifies that the Warrant Shares are being sold, assigned or transferred in accordance with all applicable securities laws.

DATED the _____ day of ______________, ________________.

Signature of Warrantholder _________________________________________________

Guaranteed by:

(Signature of Warrantholder)

____________________________________

*

* Authorized Signature Number

NOTE:  The signature to this transfer must correspond with the name as recorded on the Warrant in every particular without alteration or enlargement or any change whatever.  The signature of the person executing this transfer must be guaranteed by a Schedule I Canadian Chartered Bank or a guarantee under the North American STAMP, SEMP or MSP Medallion Programs.

Transferee Acknowledgement

The following is to be completed by the transferee if a Warrant Certificate is tendered for transfer and bears a restrictive legend in substantially the form set forth on the face page of the subject Warrant certificate that is the subject of this transfer: (check one):

__

A.

The undersigned transferee hereby certifies that (i) it was not offered the Warrants while in the United States, it is not a U.S. person (as defined in Regulation S of the United States Securities Act of 1933, as amended (the “US Securities Act”), and did not execute this certificate while within the United States, (ii) it is not acquiring any of the Warrant Shares represented by this Warrant Certificate by or on behalf of a U.S. person or any person within the United States, and (iii) it has in all other respects complied with the terms of Regulation S of the US Securities Act, or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

__

B.

The undersigned transferee is delivering a written opinion of U.S. Counsel to the effect that this transfer of Warrant Shares and the issuance of Common Shares to be delivered upon exercise thereof have been registered under the US Securities Act or are exempt from registration thereunder.

The transferee understands that unless Box A. above is checked, the certificate representing the Warrant issued in connection with the transfer will bear a legend respecting United States securities laws.

DATED this _____ day of ______________________, ________

ACKNOWLEDGMENT
(Signature of Transferee)

Print full Name